

February 26, 2021

Preston Powell
Chief Executive Officer
Peridot Acquisition Corp. II
2229 San Felipe Street, Suite 1450
Houston, TX 77019

> **Re: Peridot Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed January 29, 2021**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 19, 2021**
> **File No. 333-252583**

Dear Mr. Powell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-1

Prospectus Summary
Our Acquisition Criteria and Process, page 8

1. We note your disclosure that "we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other." In an appropriate place in your filing, please clarify the scope of this provision and the individuals at your company that will be covered by it. In addition, please provide risk factor disclosure related to the conflicts of interest and any other risks to investors related to this provision.

<u>General</u>

2.   In an appropriate place in your filing, please describe the potential dilutive effects of your private placement warrants.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545 if you have questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Debbie P. Yee